

May 17, 2012

Via E-mail
James R. Giertz
Chief Financial Officer
H.B. Fuller Company
1200 Willow Lake Boulevard
St. Paul, Minnesota 55110

     Re: H.B. Fuller Company
           Form 10-K for Fiscal Year Ended December 3, 2011
           Filed January 27, 2012
           Form 10-Q for Fiscal Quarter Ended March 3, 2012
           Filed March 30, 2012
           Response dated May 11, 2012
           File No. 1-9225

Dear Mr. Giertz:

We have reviewed your response letter dated May 11, 2012, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 3, 2011

Note 10: Pension and Postretirement Benefits, page 62

1. We note the additional disclosures you intend to include in future filings regarding the expected rate of return in response to comment 2 in our letter dated April 13, 2012. Specifically, we note that the expected long-term rate of return on the target equity allocation was 9.0%. We further note that the historical actual rates of return for equities were 3.7% for the 10-year period and 7.4% for the 20-year period. We further note that you intend to use the same expected rate of return for fiscal year 2012 as used for fiscal year 2011. As such, please expand your disclosure in future filings to clearly explain how you determined it is appropriate to use an expected rate of return for fiscal year 2011 and fiscal year 2012 that exceeds the 10-year and 20-year actual rates of return for equity investments. Please also disclose the actual rate of return for fiscal year 2011 for the equity investments. Please also provide similar disclosure for the Germany pension plans, which has an expected rate of return of 6.0% as compared to the actual rate of return for a 14-year period of 2.8%. Please provide us with the disclosures you intend to include in future filings.

Form 10-Q for Fiscal Quarter Ended March 3, 2012

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 18
Results of Operations, page 18
Special charges, net, page 19

2. We note the draft disclosure you provided in response to comment 4 in our letter dated April
    13, 2012. Please further enhance your disclosure to state when you expect to achieve the
    estimated total annual cost savings of $90 million. Please also clarify the portion of the cost
    savings that is expected to be non-cash cost savings versus cash cost savings. For the
    January 2012 and the April 2012 approved plans, along with future plans approved by
    management, please disclose the expected cash and non-cash cost savings and when those
    expected savings are anticipated to be achieved. Please confirm to us that you will
    subsequently disclose your progress towards achieving the expected cash and non-cash cost
    savings, as referenced in our prior comment. If you do not believe you will be able to
    monitor your progress of the estimated cost savings, please include disclosure that states this
    fact, along with a detailed explanation as to why. Please provide us with the enhanced
    disclosures you intend to provide in future filings.

3. We note the draft disclosure you provided to address comment 5 in our letter dated April 13,
    2012. Please expand upon this disclosure to explain the specific factors that led to the
    recognition of a gain of $11.6 million in the first quarter of fiscal year 2012 with a loss of
    $0.6 million in the second quarter of fiscal year 2012. Specifically, please disclose the
    relationship between the U.S. dollar and the Swiss francs that occurred during these two
    quarters that led to the recognition of the gain in the first quarter, which was offset by a loss
    in the second quarter. Please provide us with the expanded disclosures you intend to provide
    in future filings.

4. We note the modifications you made to your discussion and analysis of your first quarter of
    fiscal year 2012 results in response to comment 6 in our letter dated April 13, 2012. Please
    further enhance these modifications to address the following:
    • For your analysis of consolidated gross profit margin, it is unclear how the factors, as
       disclosed, fully explain the increase recognized. In this regard, it appears that pricing
       increases offset by raw material increases positively impacted gross profit by $10.9
       million with sales volume and flat manufacturing costs positively impacting gross profit
       by $1.8 million, which leaves $4.5 million of the increase in gross profit unexplained.
    • Please quantify the amount by which raw material costs increased for each segment.
    • Please quantify the amount by which employee related manufacturing costs declined for
       the North America Adhesives segment.
    • Please quantify the amount by which the change in sales volumes impacted segment
       operating income for each segment.
    • Please quantify the extent to which the production interruptions in Egypt negatively
       impacted the EIMEA segment's operating income.

- Please quantify the extent to which cost management activities positively impacted the EIMEA segment's operating income.
- Please quantify the extent to which other manufacturing expenses increased, negatively impacting Latin America Adhesives' segment operating income.
- Please quantify the extent to which the change in SG&A expenses impacted segment operating income for each segment.
- Please explain why the change in weeks included in the pre-holiday sales negatively impacted the Latin America Paints' segment sales but not the Latin America Adhesives' segment sales.
- Please quantify the extent to which the change in product mix negatively impacted the Latin America Paints' segment operating income.

Please provide us with your enhanced draft disclosures you intend to provide in future filings.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief